UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 27, 2009

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland

(Address of principal executive office)

Commission File Number 001-33434

CREDIT SUISSE

(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

This report is being filed by Credit Suisse Group AG and Credit Suisse to be incorporated by reference in Post-Effective Amendment No. 1 to their Registration Statement on Form F-3 (file no. 333-132936).

CREDIT SUISSE GROUP AG
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Media Release
Annual General Meeting of Credit Suisse Group AG: All proposals put forward by the Board of Directors approved

Zurich, April 24, 2009 At today’s Annual General Meeting of Credit Suisse Group AG in Zurich, shareholders approved all of the proposals put forward by the Board of Directors. In particular, shareholders approved the re-election to the Board of Directors of Hans-Ulrich Doerig, who took over as Chairman following the Annual General Meeting. Walter B. Kielholz and Richard E. Thornburgh were also re-elected to the Board of Directors. The following candidates were newly elected to the Board of Directors: Urs Rohner, who will serve as a new full-time Vice-Chairman, Andreas Koopmann and John Tiner. Furthermore, shareholders approved the payment of a cash dividend of CHF 0.10 per share for the financial year 2008. Shareholders also approved changes to the share capital of Credit Suisse Group AG and accepted the Compensation Report 2008.

The three members re-elected to the Board of Directors for a further term of three years are:

Hans-Ulrich Doerig, Walter B. Kielholz and Richard E. Thornburgh. Hans-Ulrich Doerig has been a member of the Board of Directors since 2003 and has been appointed as its new Chairman. He will also chair the Chairman’s and Governance Committee. Walter B. Kielholz has been a member of the Board of Directors since 1999 and its Chairman since 2003. Walter B. Kielholz is stepping down from his function as Chairman of the Board of Directors and of the Chairman’s and Governance Committee to become a regular member of the Board of Directors and a member of the Compensation Committee. Richard E. Thornburgh has been a member of the Board of Directors since 2006. He was also a member of the Risk Committee and will now take over as its Chairman.

The following candidates were newly elected to the Board of Directors: Urs Rohner, former Chief Operating Officer and Group General Counsel and a member of the Executive Board of Credit Suisse Group AG, who has been appointed as a full-time Vice-Chairman by the Board of Directors; Andreas Koopmann, CEO of Bobst Group, Lausanne, until May 6, 2009; and John Tiner, CEO of the UK firm Resolution and former CEO of the UK Financial Services Authority (FSA).

Cash Dividend

Shareholders approved the payment of a cash dividend of CHF 0.10 per registered share for the financial year 2008. The dividend will be paid on April 30, 2009.

Changes to the Share Capital

To maintain Credit Suisse Group AG’s strategic flexibility in the future, shareholders approved the creation of additional conditional capital of approx. CHF 3.98 million, leaving a new overall total of CHF 4 million, which is equivalent to a total of 100 million registered shares.

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April 24, 2009 Page 2/4

In addition, shareholders approved the proposal that for the purpose of financing the acquisition of companies and for the acquisition of companies, the authorized capital be renewed and increased to a maximum of CHF 4 million (equivalent to 100 million shares).

Compensation Report

In a consultative vote, shareholders accepted the Compensation Report 2008 with 88.6% of the votes.

Statements by Walter B. Kielholz and Hans-Ulrich Doerig

Walter B. Kielholz, the outgoing Chairman of the Board of Directors, said: “2008 was an exceptionally difficult year for our entire industry. The steps we took to adapt Credit Suisse to the extremely adverse market environment and prepare it for the future have proved effective. Thanks to these important measures – particularly the decisive reduction of risk levels and the preservation of our capital strength – Credit Suisse is today in a very strong position. Our ability to rapidly and flexibly strengthen our capital base by accessing the public markets confirmed the merits of our business model and clearly distinguished Credit Suisse from its peers. We are committed to maintaining this competitive advantage going forward.”

He added: “Today I conducted my last Annual General Meeting as Chairman of the Board of Directors. I am very pleased that I will be succeeded as Chairman by Hans-Ulrich Doerig, who has been Vice-Chairman of the Board for six years. I would like to thank the Credit Suisse shareholders who re-elected me as a member of the Board of Directors and I look forward to continuing to serve Credit Suisse.”

Hans-Ulrich Doerig, the new Chairman of the Board of Directors, said: “I would also like to express my thanks to the shareholders who re-elected me as a member of the Board of Directors. I am honored to take over the role of Chairman at this very important time in the bank’s history. The first-quarter 2009 results have confirmed the strength of our capital-efficient business model and our differentiated strategy. We must now focus on continuing to successfully implement this strategy and on seizing new opportunities in the current challenging environment.”

He added: “I am very pleased that Andreas Koopman, Urs Rohner and John Tiner have been elected as members of the Board of Directors. With their extensive experience and expertise, they will be a valuable addition to the Board and will ideally complement the strengths of its existing members. I look forward to working closely with my colleagues on the Board of Directors, Brady Dougan and the entire management team.”

All voting results and the speeches by Walter B. Kielholz, the outgoing Chairman of the Board of Directors, and Brady W. Dougan, CEO, are available in English and German at: www.credit-suisse.com/agm

Media Release
April 24, 2009 Page 3/4

Members of the Board of Directors

Hans-Ulrich Doerig 1), Chairman	Anton van Rossum 4)
Peter Brabeck-Letmathe 1) 2), Vice-Chairman	Aziz R.D. Syriani 1) 2)
Urs Rohner 1) 4), Vice-Chairman	David W. Syz 3)
Robert H. Benmosche 2)	Ernst Tanner 3)
Noreen Doyle 4)	John Tiner 3)
Walter B. Kielholz 2)	Richard E. Thornburgh 1) 4)
Andreas Koopmann 4)	Peter F. Weibel 1) 3)
Jean Lanier 3)

1) Member of the Chairman’s and Governance Committee, chaired by Hans-Ulrich Doerig

2) Member of the Compensation Committee, chaired by Aziz R.D. Syriani

3) Member of the Audit Committee, chaired by Peter F. Weibel

4) Member of the Risk Committee, chaired by Richard E. Thornburgh

Information

Media Relations Credit Suisse, telephone +41 844 33 88 44, media.relations@credit-suisse.com

Investor Relations Credit Suisse, telephone +41 44 333 71 49, investor.relations@credit-suisse.com

Credit Suisse

As one of the world’s leading banks, Credit Suisse provides its clients with private banking, investment banking and asset management services worldwide. Credit Suisse offers advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as retail clients in Switzerland. Credit Suisse is active in over 50 countries and employs approximately 46,700 people. Credit Suisse’s parent company, Credit Suisse Group, is a leading global financial services company headquartered in Zurich. Credit Suisse Group’s registered shares (CSGN) are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Cautionary statement regarding forward-looking information

This press release contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:

•	our plans, objectives or goals;
•	our future economic performance or prospects;
•	the potential effect on our future performance of certain contingencies; and
•	assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

•	the ability to maintain sufficient liquidity and access capital markets;
•	market and interest rate fluctuations;
•

the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of a continued US or global economic downturn in 2009 and beyond;

•	the direct and indirect impacts of continuing deterioration of subprime and other real estate markets;
•	further adverse rating actions by credit rating agencies in respect of structured credit products or other credit-related exposures or of monoline insurers;
•	the ability of counterparties to meet their obligations to us;
•	the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
•	political and social developments, including war, civil unrest or terrorist activity;

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•	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
•	operational factors such as systems failure, human error, or the failure to implement procedures properly;
•	actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
•	the effects of changes in laws, regulations or accounting policies or practices;
•	competition in geographic and business areas in which we conduct our operations;
•	the ability to retain and recruit qualified personnel;
•	the ability to maintain our reputation and promote our brand;
•	the ability to increase market share and control expenses;
•	technological changes;
•	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
•	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
•	the adverse resolution of litigation and other contingencies;
•	the ability to achieve our cost efficiency goals and other cost targets; and
•	our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in our Form 20-F Item 3 – Key Information – Risk Factors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE
(Registrant)

	By:	/s/ Urs Rohner
(Signature)*
General Counsel
Credit Suisse Group AG and Credit Suisse
Date: April 27, 2009
/s/ Charles Naylor
Head of Corporate Communications
*Print the name and title under the signature of the signing officer.		Credit Suisse Group AG and Credit Suisse